ROBECO-SAGE MULTI-STRATEGY TEI FUND, L.L.C.
                                909 Third Avenue
                                   32nd Floor
                            New York, New York 10022


                                  March 5, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: James E. O'Connor, Esq.

               Re:  Robeco-Sage Multi-Strategy TEI Fund, L.L.C.
                    Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2
                    FILE NOS.: 333-164095 AND 811-22377


Dear Mr. O'Connor:

               Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 be accelerated so that it will be declared effective on or about March 8, 2010 or as soon as practicable thereafter.

               Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131, as soon as possible as to the time the Pre-Effective Amendment No. 1 to the Registration Statement has been declared effective pursuant to this acceleration request.

                                    ROBECO-SAGE MULTI-STRATEGY TEI FUND, L.L.C.


                                    By: /s/ Timothy J. Stewart
                                        ---------------------------
                                        Name:  Timothy J. Stewart
                                        Title:    Principal Manager

                                    ROBECO SECURITIES, L.L.C.

                                    By: /s/ William G. Butterfly
                                        ---------------------------
                                        Name: William G. Butterly
                                        Title:    Chief Legal Officer